

SEC ||||||||||||||||||| IISSION
07006251

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECEIVED MAY 3 9 2007 WASH. D.C. 186

REPORT FOR THE PERIOD BEGINNING___04-01-06___ AND ENDING ___03-31-07___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Purshe Kaplan Sterling Investments   OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)   FIRM I.D. NO.

___18 Corporate Woods Blvd___
(No. and Street)

___Albany___   ___NY___   ___12211___
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___J Peter Purcell___   ___518-436-3536___
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Slocum Deangelus & Associates, P.C.___
(Name – *if individual, state last, first, middle name*)

___947 Albany - Shaker Road___   ___Latham___   ___NY___   ___12211___
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 1 4 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, ___J Peter Purcell_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Purshe Kaplan Sterling Investments_____ , as of __March   31_____, 20_07___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

__CEO_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

PURSHE KAPLAN STERLING INVESTMENTS, INC.

FINANCIAL STATEMENTS

MARCH 31, 2007 AND 2006

PURSHE KAPLAN STERLING INVESTMENTS, INC.

TABLE OF CONTENTS

SLOCUM DEANGELUS ASSOCIATES PC

CERTIFIED PUBLIC ACCOUNTANTS

ALBANY OFFICE:
974 Albany Shaker Road
Latham, New York 12110
518.783.6000 • Fax: 518.783.6900
800.357.1040 • www.slocumdeangelus.com
E-MAIL: accountants@slocumdeangelus.com

MICHAEL J. SLOCUM, C.P.A.
GERALD A. DEANGELUS, C.P.A.
VICTORIA J. VETSCH, C.P.A.
MICHAEL J. RYAN, C.P.A.

SCHENECTADY OFFICE:
1598 Union Street
Schenectady, New York 12309
518.372.5481

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Purshe Kaplan Sterling Investments, Inc.
Albany, New York

We have audited the accompanying balance sheets of Purshe Kaplan Sterling Investments, Inc. (a New York corporation) as of March 31, 2007 and 2006, and the related statements of income, changes in stockholder's equity, cash flows and supplementary income statement schedules for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Purshe Kaplan Sterling Investments, Inc. as of March 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

May 1, 2007
Albany, New York

Slocum, DeAngelus & Associates, P.C.

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PURSHE KAPLAN STERLING INVESTMENTS, INC.
BALANCE SHEETS
MARCH 31, 2007 AND 2006

ASSETS

	2007	2006
CURRENT ASSETS		
Cash and cash equivalents	$ 491,990	$ 380,193
Receivables -		
Clearing broker	423,738	235,224
Direct commissions	40,776	56,006
Other	42,412	65,709
Prepaid expenses	-0-	19,473
Total current assets	998,916	756,605
FURNITURE AND EQUIPMENT, net of $ 25,244 and $ 10,967 in 2007 and 2006, respectively	87,256	57,683
OTHER ASSETS		
Cash deposited with clearing broker	75,000	75,000
Security deposits	16,882	16,882
Total other assets	91,882	91,882
TOTAL ASSETS	$ 1,178,054	$ 906,170

LIABILITIES AND STOCKHOLDER'S EQUITY

	2007	2006
CURRENT LIABILITIES		
Accounts payable and accrued expenses	$ 632,186	$ 422,222
Sub-clearing deposits	10,000	10,000
Income taxes payable	7,334	2,851
Total current liabilities	649,520	435,073
NOTE PAYABLE TO PARENT- Subordinated	150,000	150,000
TOTAL LIABILITIES	799,520	585,073
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDER'S EQUITY		
Common stock, 200 shares no par value authorized, issued and outstanding	10,000	10,000
Additional paid in capital	119,028	119,028
Retained earnings	249,506	192,069
Total stockholder's equity	378,534	321,097
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 1,178,054	$ 906,170

The accompanying notes are an integral part of the financial statements.

PURSHE KAPLAN STERLING INVESTMENTS, INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDED MARCH 31, 2007 AND 2006

	2007	2006
REVENUES		
Principal trading	$ 111,860	$ 344,438
Mutual fund commissions	10,517,130	5,911,665
Securities commissions	3,279,056	2,484,140
Interest income and other	124,263	153,303
Total revenues	14,032,309	8,893,546
COST OF REVENUES (Supplementary schedule)	11,503,836	6,831,434
GROSS PROFIT	2,528,473	2,062,112
OPERATING EXPENSES		
Rent	358,465	363,133
Administrative payroll and benefits	987,750	824,342
General and administrative (Supplementary schedule)	1,091,545	833,014
Total operating expenses	2,437,760	2,020,489
NET INCOME FROM OPERATIONS BEFORE TAX	90,713	41,623
INTEREST EXPENSE	(22,750)	(12,125)
PROVISION FOR TAXES	(10,526)	(13,362)
NET INCOME	$ 57,437	$ 16,136

The accompanying notes are an integral part of the financial statements.

	Common Stock	Additional Paid In Capital	Retained Earnings	Total Stockholder's Equity
Balance-March 31, 2005	$ 10,000	$ 119,028	$ 175,933	$ 304,961
Net income	-0-	-0-	16,136	16,136
Balance-March 31, 2006	$ 10,000	$ 119,028	$ 192,069	$ 321,097
Net income	-0-	-0-	57,437	57,437
Balance-March 31, 2007	$ 10,000	$ 119,028	$ 249,506	$ 378,534

LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Balance – March 31, 2006	$ 150,000
Additional Loans	-0-
Balance – March 31, 2007	$ 150,000

The accompanying notes are an integral part of the financial statements.

PURSHE KAPLAN STERLING INVESTMENTS, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED MARCH 31, 2007 AND 2006

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 57,437	$ 16,136
Adjustments to reconcile net income to		
net cash provided by operations:		
Depreciation	14,277	8,523
(Increase) decrease in:		
Receivables -		
Clearing broker	(188,514)	(57,391)
Direct commissions	15,230	17,659
Other	23,297	15,830
Prepaid expenses	19,473	(914)
Prepaid income taxes	-0-	5,217
Increase (decrease) in:		
Accounts payable and accrued expenses	209,964	144,199
Income taxes payable	4,483	2,851
Net cash provided by operating activities	155,647	152,110
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase furniture and equipment	(43,850)	(34,304)
Repayment from security deposit	-0-	8,245
To increase balance on deposit with clearing broker	-0-	(25,000)
Net cash flows from investing activities	(43,850)	(51,059)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from subordinated note payable	-0-	150,000
NET INCREASE IN CASH AND CASH EQUIVALENTS	$ 111,797	$ 251,051
CASH AND CASH EQUIVALENTS – BEGINNING OF YEAR	380,193	129,142
CASH AND CASH EQUIVALENTS – END OF YEAR	$ 491,990	$ 380,193

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

INCOME TAXES PAID		
Provision for income taxes per statement of income	$ 10,526	$ 13,362
Adjustments related to income taxes	(4,483)	(8,068)
TOTAL INCOME TAXES PAID	$ 6,043	$ 5,294

The accompanying notes are an integral part of the financial statements.

PURSHE KAPLAN STERLING INVESTMENTS, INC.
SUPPLEMENTARY INCOME STATEMENT SCHEDULES
FOR THE YEARS ENDED MARCH 31, 2007 AND 2006

	2007		2006
COST OF REVENUES			
Clearing and execution	$ 569,120	$	576,746
Sales and trading salaries	2,013,861		1,548,478
Payroll taxes and benefits	204,482		179,085
Retirement plan	64,208		47,784
Independent agent commissions	7,836,565		3,916,694
Professional liability insurance	425,389		353,433
Customer litigation	118,000		-0-
Fees and regulatory	272,211		209,214
Total cost of revenues	$ 11,503,836	$	6,831,434
GENERAL AND ADMINISTRATIVE			
Insurance	$ 49,218	$	44,280
Office	86,578		87,919
Postage	60,578		42,186
Communication and technology	175,951		132,285
Professional fees	73,208		47,207
Payroll and data processing	50,149		37,782
Advertising and promotion	28,791		16,618
Travel	24,789		17,345
Meals and entertainment	36,466		31,274
Equipment rental and repair	26,427		29,943
Telephone	32,984		24,320
Utilities	29,607		27,577
Computer supplies	24,887		10,604
Depreciation	14,277		8,523
Customer statements	17,701		32,226
Other	36,656		25,425
Management (service and facilities)	323,278		217,500
Total general and administrative	$ 1,091,545	$	833,014

The accompanying notes are an integral part of the financial statements.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Purshe Kaplan Sterling Investments, Inc. (the "Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

NATURE OF OPERATIONS
The Company is a broker/dealer of securities registered under the Securities Exchange Act of 1934. The Company clears all of its customers' transactions through National Financial Services, LLC, ("NFS") another registered broker/dealer, on a fully disclosed basis. The Company increased the amount deposited with National Financial Services, LLC to $ 75,000 during 2006 pursuant to its clearing agreement.

The Company also introduces transactions for another broker/dealer through NFS under a sub-clearing agreement which provides, among other terms, that the Company hold a $ 10,000 sub-clearing deposit.

The Company is a wholly-owned subsidiary of PKS Holdings, LLC (the "Parent Company", a New York State limited liability company).

METHOD OF ACCOUNTING
Revenues and related broker expenses are recorded on a trade date basis.

CASH AND CASH EQUIVALENTS
The Company considers all highly liquid investment instruments purchased with a maturity of three months or less to be cash equivalents. Money market fund cash balances are included as cash and cash equivalents.

USE OF ESTIMATES
The process of preparing financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the recorded amounts of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

COMPENSATED ABSENCES
Compensated absences are paid as incurred on an annual basis and do not carry over to future years. Accordingly, no accrual for such costs has been made in these statements.

INCOME TAXES
The provision for income taxes includes the tax effects of transactions reported in the financial statements and consists of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. This accounting policy reflects the application of Statements of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes".

The Company provides for income taxes using the applicable statutory rates. The components of income taxes for the years ended March 31, 2007 and 2006 are as follows:

	2007	2006
Current tax expense	$ 10,526	$ 13,362

The Company does business in most states within the United States and accordingly, pays a minimum tax to each of them.

PURSHE KAPLAN STERLING INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2007 AND 2006

---

(3) COMMITMENTS

The Company is headquartered in Albany, New York. The premises are leased under the terms of a non-cancelable operating lease.

Location	Expiration Date	Base Annual Rent
Albany, New York	October 31, 2009	$ 373,139

Base annual rent does not include contractually billed additional incurred operating expenses.

The future aggregate minimum rental payments under all leases are as follows:

Year Ended March 31,	Amount
2007	373,139
2008	373,139
2009	217,664
2010	-0-

(4) RETIREMENT PLAN

In 1998, the Company adopted a 401(K) retirement plan for the benefit of its employees. Contributions to the plan by the Company are limited to a maximum of 3% of employee compensation and are based upon employee contributions. Employees must be 21 years of age and employed for three months to participate. Company contributions to the plan amounted to $ 64,208 and $ 47,784 in 2007 and 2006, respectively.

(5) RELATED PARTY TRANSACTIONS

The Company pays its Parent Company fees to cover management costs. The total fees charged to the Company amounted to $ 323,278 and $ 217,500 in 2007 and 2006, respectively. The unpaid portion of these costs amounted to $ -0- and $ -0- in 2007 and 2006, respectively.

The Company purchases its insurance coverage against errors and omissions risk from a related company that is licensed and regulated under the laws of the British Virgin Islands. Policy premiums of approximately $ 373,000 and $ 353,000 were paid in 2007 and 2006, respectively. Registered securities representatives who are associated with Purshe Kaplan Sterling Investments have the option of coverage under the policy and accordingly share in the cost.

(6) LITIGATION

The Company reported in previous years that it had been named as a defendant in separate customer matters in process of arbitration before the National Association of Securities Dealers. These cases were all settled in 2006, and no liabilities exist as of March 31, 2007.

(7) LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS

In September, 2005, the Company borrowed $ 150,000 from its parent company. The note and its related terms, which include interest at the annual rate of 15%, were found acceptable by the National Association of Securities Dealers as a satisfactory subordination agreement. Accordingly, the note amount is allowed as net capital in the computation described in Note (8).

(8) NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the Company to maintain a minimum net capital of $ 5,000. Additionally, aggregate indebtedness can not exceed 1500% of net capital.

	2007	2006
Computed net capital, including subordinated note	$ 361,775	$ 301,897
Aggregate indebtedness, excluding subordinated note	180%	144%

The Company is exempt from Rule 15c3-3 under subsection (k). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

The Company is under contractual obligation with its clearing broker to maintain net capital of $ 250,000 for both 2007 and 2006. Lines of credit with a principal stockholder of the Company's Parent are in place to assure compliance with this requirement.

(9) FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

The activities of the Company's customers are transacted on either a cash or margin basis through the facilities of its clearing broker. In margin transactions, the clearing broker extends credit to the customers, subject to various regulatory and margin requirements, collateralized by cash and securities in the customer's account. In connection with these activities, the clearing broker may also execute and clear customer transactions involving the sale of securities not yet purchased.

These transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses which the customers may incur. In the event the customers fail to satisfy their obligations to the clearing broker, the Company may be required to compensate the clearing broker for losses incurred on behalf of the customers.

The Company, through its clearing broker, seeks to control the risk associated with its customers' activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The clearing broker monitors required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral, or reduce positions, when necessary.

SLOCUM DeAngelus Associates PC

CERTIFIED PUBLIC ACCOUNTANTS

ALBANY OFFICE:
974 ALBANY SHAKER ROAD
LATHAM, NEW YORK 12110
518.783.6000 • FAX: 518.783.6900
800.357.1040 • www.slocumdeangelus.com
E-MAIL: accountants@slocumdeangelus.com

MICHAEL J. SLOCUM, C.P.A.
GERALD A. DeANGELUS, C.P.A.
VICTORIA J. VETSCH, C.P.A.
MICHAEL J. RYAN, C.P.A.

SCHENECTADY OFFICE:
1598 UNION STREET
SCHENECTADY, NEW YORK 12309
518.372.5451

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors
Purshe Kaplan Sterling Investments, Inc.
Albany, New York

We have audited the accompanying financial statements of Purshe Kaplan Sterling Investments, Inc. as of and for the years ended March 31, 2007 and 2006, and have issued our report thereon dated May 1, 2007. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Exhibit I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Slocum, DeAngelus & Associates, P.C.

May 1, 2007
Albany, New York

EXHIBIT I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

NET CAPITAL

	2007	2006
Total stockholder's equity	$ 378,534	$ 321,097
Add- Liabilities subordinated to claims of creditors	150,000	150,000
Total stockholder's equity	$ 528,534	$ 471,097
Deductions -		
Commissions receivable, outstanding over 30 days	9,634	2,725
Other receivables	42,412	65,709
Prepaid items	-0-	14,852
Security deposits	16,882	16,882
Funds reserved for regulatory fees	1,651	4,621
Excess fidelity insurance deductible	5,000	5,000
Fixed assets	87,256	57,683
Total deductions	162,835	167,472
Net capital before haircuts on money market accounts	365,699	303,625
Haircuts on money market accounts	3,924	1,728
Net capital	361,775	301,897
Net capital requirement (Based on aggregate indebtedness if greater than $250,000 and $ 5,000, respectively)	250,000	29,006
Excess net capital	$ 111,775	$ 272,891

AGGREGATE INDEBTEDNESS

	2007	2006
Accounts payable and accrued expenses	$ 632,186	$ 422,222
Sub-clearing deposits	10,000	10,000
Income tax payable	7,334	2,851
Total aggregate indebtedness	$ 649,520	$ 435,073
Ratio of aggregate indebtedness to net capital	1.80 to 1.00	1.44 to 1.00

RECONCILIATION WITH COMPANY'S COMPUTATION
(included in Part IIA of Form X-17A-5 as of March 31, 2007 and 2006)

	2007	2006
Net capital, as reported in Company's Report	$ 361,775	$ 312,923
Difference – Accrual Adjustments	-0-	(11,026)
Net capital under Rule 15c 3-1, audited	$ 361,775	$ 301,897

SLOCUM DeAngelus Associates PC

CERTIFIED PUBLIC ACCOUNTANTS

ALBANY OFFICE:
974 Albany Shaker Road
Latham, New York 12110
518.783.6000 • Fax: 518.783.6900
800.357.1040 • www.slocumdeangelus.com
E-mail: accountants@slocumdeangelus.com

SCHENECTADY OFFICE:
1598 Union Street
Schenectady, New York 12309
518.372.5451

Michael J. Slocum, C.P.A.
Gerald A. DeAngelus, C.P.A.
Victoria J. Vetsch, C.P.A.
Michael J. Ryan, C.P.A.

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Purshe Kaplan Sterling Investments, Inc.
Albany, New York

In planning and performing our audits of the financial statements of Purshe Kaplan Sterling Investments, Inc. (the "Company") for the years ended March 31, 2007 and 2006, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions required by Rule 15c3-3. Our study revealed that Purshe Kaplan Sterling Investments, Inc. was in compliance with the conditions of the exemption and that no facts came to our attention indicating that such conditions had not been complied with during the period. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and establishing the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2007 and 2006, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

May 1, 2007
Albany, New York

Slocum. DeAngelus & Associates, P.C.

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